UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2020

Azul Announces Sublease of 53 Embraer E195s

Transaction accelerates Azul’s fleet transformation into next-generation fuel-efficient aircraft

São Paulo, January 28, 2020 –  Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces today it expects to sublease 53 of its Embraer E195 aircraft (“E195”), to LOT, Poland’s flag carrier, and Breeze Aviation Group, a U.S based start-up airline. The announcement follows Azul’s strategy to accelerate the replacement of its entire domestic fleet of E195 jets with larger, next-generation E2 aircraft that are more fuel efficient due to new engine technology.

“For the past 11 years, the E195 has been the foundation of Azul’s business model and will continue to deliver a great experience to LOT and Breeze customers. Now that we have built the broadest network in Brazil we are ready to add larger, more fuel-efficient E2 aircraft to our fleet. Fuel in Brazil is about 35% more expensive than other parts of the world so it particularly beneficial to Azul to move to next-generation aircraft as quickly as possible,” says John Rodgerson, CEO of Azul.

“The ability of the E195 to perform well with low-utilization and shorter-haul flying makes it a perfect complement to the Airbus A220-300, which will perform well in higher-utilization and longer-haul flights. We believe there is significant charter potential and peak season demand in the United States for an airplane of this seat count and cost structure. With no middle seats, the E195 has ranked high in guest comfort and satisfaction and we look forward to the introduction of the airplane into our fleet,” said Lukas Johnson, Chief Commercial Officer of Breeze Aviation Group.

“The E195 jets are the core of our short-haul fleet. Beloved by our passengers, they have already proved their reliability and cost efficiency over the past few years and this is what we aim for while developing the flight network from our bases in Warsaw and Budapest. Thanks to that, in 2021 LOT will be the biggest Embraer operator in Europe and among the biggest in the world”, says Rafał Milczarski, CEO of LOT Polish Airlines.

Azul and LOT have signed a letter of intent for the sublease of 18 firm aircraft and up to 14 options subject to LOT corporate approvals. LOT had previously acquired seven E195s from Azul. Breeze, which was founded by our controlling shareholder, is expected to sublease up to 28 aircraft, subject to Azul shareholders’ approval, as determined by the Company’s bylaws. All E195s are expected to be phased out by the end of 2022 and will be subleased at least until the end of the original operating lease term.

Aircraft replacement creates value for Azul shareholders

Azul conducted a comprehensive financial analysis of the benefits of replacing E195s with more fuel-efficient next-generation aircraft. The Embraer E2 has a trip cost that is 14% lower and a unit cost that is 26% lower compared to the E195, and it has 18 additional seats. This significant cost reduction is mostly driven by the E2s fuel efficiency, lower ownership cost, as well as reduced maintenance costs as detailed below. As a result of the lower cost per seat of the E2, the Company expects to fly these aircraft with a utilization rate of more than 13 hours per day, further increasing the profitability of this aircraft type.

Material Fact January | 2020

Considering that the remaining contractual lease term of Azul’s current fleet of E195s is 4.7 years, the Company believes that the acceleration of its fleet transformation will generate an incremental operating cash flow of approximately R$2.9 billion between 2020 and 2027. Specifically, the Company expects that the better economics of the E2s combined with the sublease revenue will more than offset the incremental cost of accelerating the replacement of all E195s by 2022.

In addition, the replacement of Azul’s entire E195 fleet is expected to generate R$4.8 billion of incremental EBITDA between 2020 and 2027 or approximately R$16 million per E195 replaced on an annualized basis.

Due to the difference between the accounting book value of the E195 leases and the estimated recoverable amount, the Company expects to recognize a non-cash write-off charge of up to US$750 million to be reflected in the Company’s fourth quarter financial results as detailed below.

Related party transaction contract with Breeze

The sublease of up to 28 E195s to Breeze was approved by our corporate governance committee and board of directors, and has been submitted for approval to Azul shareholders. This approval is necessary for Azul to receive the significant economic benefits described above.

The transaction with Breeze was conducted at arm’s length and its commercial terms provide substantially comparable economic benefits when compared to the LOT sublease contract. Azorra Aviation LLC, an independent aircraft lessor and advisor that specializes in the Embraer market and whose principals have more than 30 years of experience in the aviation sector, verified the Company’s analysis of the equivalence between the LOT and Breeze transactions. Ernest & Young, an independent audit firm, performed Agreed Upon Procedures to verify specific inputs used on the Company’s analysis.

Azul’s general shareholders’ meeting is scheduled to take place on March 2nd. To access the meeting materials visit www.voeazul.com.br/ir.

Material Fact January | 2020

Conference Call Details

Tuesday, January 28th, 2020

8:00 a.m. (EST) | 10:00 a.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About the Embraer E2s

The Embraer E2s represent the best of new technology in a proven platform. The application of advanced technologies for engines, wings, and avionics sets the E2s apart as the most efficient and environmentally friendly aircraft in its category while maintaining commonality with current-generation E1s and providing superior passenger comfort. Enhancements include a more spacious cabin feel with larger bins and windows, state-of-the art in-flight entertainment system, WiFi, new aerodynamically-advanced high-aspect ratio distinctively-shaped wings, improved systems and avionics, 4th generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines. These combine to generate the most efficient single aisle family with double-digit reductions in fuel consumption, emissions, noise, and maintenance costs, as well greater productivity through lower scheduled maintenance downtime.

About LOT

LOT Polish Airlines is a modern carrier that has been connecting the Central and Eastern Europe with the rest of the world for 91 years now. In 2019 LOT carried more than 10 million passengers, almost one million more than in the previous year and as many as 5.7 million more than in 2015. Onboard LOT, passengers can travel comfortably to more than 120 connections worldwide. The Polish carrier's offer includes direct long-haul flights to airports in: the United States, Canada, China, Japan, South Korea, Singapore, India, and Sri Lanka. LOT has been consistently increasing the frequency of its flights and is improving its offering to those destinations, thus strengthening its position in the European market. Long-haul flights are operated with Boeing 787 Dreamliners, one of the most technologically advanced wide-body aircraft in the world. LOT is one of the most international and recognizable Polish brands.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 12,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. For more information visit www.voeazul.com.br/ir.

Material Fact January | 2020

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 28, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer